FIRST AVENUE NETWORKS, INC.
230 Court Square, Suite 202
Charlottesville, VA 22902

May 11, 2005

via facsimile (202-772-9205) and via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., 3rd Floor
Washington, D.C. 20549
Attn: Derek Swanson

Re: First Avenue Networks, Inc. (the “Issuer”) Registration Statement on Form S-3, as amended (File No. 333-122684) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Issuer hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time, or as soon as practicable thereafter, on May 13, 2005.

     The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

     Please call Joel Freedman (617-951-7309) or Taylor Hart (617-951-7223) at Ropes & Gray LLP as soon as the Registration Statement has been declared effective.

Very truly yours,

FIRST AVENUE NETWORKS, INC.

By:      /s/ Sandra G. Thomas
Name: Sandra G. Thomas
Title: CFO, Secretary and Treasurer